UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PeopleSupport, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,468,162

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,468,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,468,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 15.29%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,565,369

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,565,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.66%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 9.53%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.53%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,780,548

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,780,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,780,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 25.48%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 amends and supplements the Schedule 13D filed on August 9, 2007, as amended and restated on August 21, 2007 and August 22, 2007 (the “August 22 Filing”), and as amended and supplemented on September 25, 2007 (the “September Filing”), November 5, 2007 (the “November Filing”), and December 5, 2007 (the “December Filing”).  Information reported in the August 22 Filing, as amended and supplemented by the September Filing, the November Filing, and the December Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D entitled “Security and Issuer” is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.001 per share (“Common Stock”) of PeopleSupport, Inc., a Delaware corporation (the “Issuer”), acquired by private investment funds (collectively, the “Funds”) managed by Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC (collectively, “Galleon”). One of the funds, Galleon Technology Offshore, Ltd., a private investment fund that is managed by Galleon Management, L.P., is the holder of 6.9% of the outstanding Common Stock. Another of the funds, Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company, a private investment fund that is managed by Galleon Special Opportunities Management, LLC, is the holder of 9.53% of the outstanding Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D entitled “Purpose of Transaction” is hereby supplemented as set forth below:

On February 29, 2008, Galleon Special Opportunities Master Fund, SPC LTD – Galleon Crossover Segregated Portfolio Company and Galleon Technology Offshore, LTD (collectively, the “Galleon Parties”) and the Issuer entered into an agreement (the “Letter Agreement”) pursuant to which the Issuer shall as promptly as practicable, and in any event no later than March 5, 2008, take all action necessary to (i) increase the number of directors constituting its Board of Directors (the “Board”) from seven to eight and (ii) elect Mr. Krish Panu (the “Galleon Designee”), to fill the vacancy created by such increase, which seat shall be in the class of directors that will stand for election at the Issuer’s 2009 annual meeting of shareholders.  The Issuer’s Board of Directors will take such action as the first item of business at its next regularly scheduled meeting to be held on March 5, 2008 and Mr. Panu will be entitled to take his seat on the Board at that meeting.  Should Mr. Panu or any successor thereof resign from the Board or decide not to seek appointment or election to the Board, the Galleon Parties shall be entitled to designate a replacement for Mr. Panu or such successor as a member of the Board, which replacement shall be reasonably acceptable to the Issuer’s Nominating and Corporate Governance Committee, and the Issuer shall take all necessary action to implement the foregoing as promptly as practicable.  At each annual meeting of shareholders at which the term of the Galleon Designee expires, the Issuer shall nominate the Galleon Designee as director and shall include the Galleon Designee on the Board’s proposed slate of nominees for election.

The Galleon Parties also agreed that, until the latest of (i) such time as Mr. Panu, or another Galleon Designee ceases to occupy a seat on the Board and (ii) December 31, 2008 , neither the Galleon Parties nor their affiliates will seek to nominate any persons for election (other than re-election of the Galleon Designee or election of a replacement for the Galleon Designee then in office) as directors at any Issuer Annual or Special Meeting.  The Galleon Parties and its affiliates agreed to vote all shares of the Issuer common stock beneficially owned by them and entitled to vote for the election of directors at the 2008 Annual Meeting for the election of the nominees approved by the Issuer’s Nominating and Corporate Governance Committee.  In addition, the parties agreed that, at all times until the latest of (i) such time as a Galleon Designee ceases to occupy a seat on the Board and (ii) December 31, 2008, (i) the Galleon Parties and their affiliates will refrain from initiating or participating in any proxy contest or supporting any shareholder proposal at any Annual or Special Meeting and (ii) each party will refrain from making disparaging remarks publicly or in public filings about the other parties to the Letter Agreement (or their management).

Either the Galleon Parties or the Issuer can terminate the Letter Agreement at any time after December 31, 2008, effective upon notice to the other parties hereto, provided that the Issuer may not terminate the Letter Agreement unless at the time of such termination there is a period of at least thirty (30) days remaining in which the Galleon Parties may (i) nominate persons for election as directors at the next Annual Meeting of the Issuer shareholders under Section 2.1 of the Issuer’s Bylaws and (ii) bring other business before the next Annual Meeting of the Issuer shareholders under Section 1.2 of the Issuer’s Bylaws.  The Issuer agreed that during the term of the Letter Agreement the period for shareholders to make director nominations and bring business before the next annual meeting, as described in the preceding clauses (i) and (ii), shall not expire prior to January 31.  Upon any termination of the Letter Agreement, any person then serving on the Issuer Board as a Galleon Designee shall immediately resign.

A copy of the Letter Agreement is attached as Exhibit G and incorporated herein by reference in its entirety.  The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement attached hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b)  of the Schedule 13D entitled “Interest in Securities of the Issuer” is hereby amended and restated in its entirety to read as follows:

(a)-(b) As of the date of this filing, Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC are the indirect beneficial owners of an aggregate of 5,780,548 Shares, which constitutes 25.48% ownership of the 22,688,737 shares of Common Stock (the “Reported Number”) reported by the Issuer as outstanding as of October 31, 2007. Galleon Management, L.P. indirectly beneficially owns 3,468,162 Shares (or 15.29% of the Common Stock), Galleon International Management, L.P. indirectly beneficially owns 150,000 Shares (or less than 1% of the Common Stock), and Galleon Special Opportunities Management, LLC indirectly beneficially owns 2,162,386 Shares (or 9.53% of the Common Stock). In addition, 62.35% of the Shares beneficially owned by Galleon Management, L.P. (or 6.9% of the Common Stock) are held directly by Galleon Technology Offshore, Ltd. In addition, 100% of the Shares beneficially owned by Galleon Special Opportunities Management, LLC (or 9.53% of the Common Stock) are held directly by Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company. Each of Galleon Management, L.P., Galleon International Management, L.P., and Galleon Special Opportunities Management, LLC shares voting and dispositive power of the Shares beneficially owned by it with the Fund that directly holds such Shares and with Mr. Rajaratnam. By virtue of the capacities in which Mr. Rajaratnam functions as described in Item 2, above, he may be considered to indirectly beneficially own all Shares beneficially owned by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, Galleon Technology Offshore, Ltd., and the other Funds.

All percentages of the Common Stock outstanding reported in this Schedule 13D are based on the Reported Number.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D entitled “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” is hereby supplemented as set forth below:

The information set forth in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D entitled “Material to be Filed as Exhibits” is hereby supplemented as follows:

Exhibit G   Letter Agreement, dated February 29, 2008, between Galleon Special Opportunities Master Fund, SPC LTD – Galleon Crossover Segregated Portfolio Company and Galleon Technology Offshore, LTD, on the one hand, and PeopleSupport, Inc., on the other hand.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	March 3, 2008	Galleon Management, L.P.

		By:	Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon
Management, LLC

Date:	March 3, 2008	Galleon International Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	March 3, 2008	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	March 3, 2008	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam*

		Title:	Director

Date:	March 3, 2008	Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

		By:	Raj Rajaratnam*

		Title:	Director

Date:	March 3, 2008	Raj Rajaratnam

		By:	Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

EXHIBIT INDEX

G.

Letter Agreement, dated February 29, 2008, between Galleon Special Opportunities Master Fund, SPC LTD – Galleon Crossover Segregated Portfolio Company and Galleon Technology Offshore, LTD, on the one hand, and PeopleSupport, Inc., on the other hand.